UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________________________

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of

the Securities Exchange Act of 1934

(Amendment No. 2)

_________________________________

ZS PHARMA, INC.

(Name of Subject Company)

ZANZIBAR ACQUISITION CORP.

ZENECA, INC.

ASTRAZENECA PLC

(Names of Filing Persons – Offeror)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

_________________________________

98979G 105

(Cusip Number of Class of Securities)

Adiah Ferron Reid

1800 Concord Pike

Wilmington, DE 19850-5437

Telephone: (302) 886-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Marc O. Williams, Esq.

Brian Wolfe, Esq.

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Telephone: (212) 450-4000

_________________________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by AstraZeneca PLC, a public limited company incorporated under the laws of England and Wales (“Ultimate Parent”), Zeneca Inc., a Delaware corporation and indirect wholly owned subsidiary of Ultimate Parent (“Parent”), and Zanzibar Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), with the Securities and Exchange Commission on November 18, 2015 (the “Schedule TO”). This Amendment No. 2 and the Schedule TO relate to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of ZS Pharma, Inc., a Delaware corporation, at $90.00 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 18, 2015 (as it may be amended or supplemented, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented, constitute the “Offer”), copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO. The expiration date of the Offer was at 12:00 midnight, New York City time, at the end of the day on December 16, 2015.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 2. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented by adding the following as a new section at the end of the Offer to Purchase:

“19. Expiration of the Offer

The Offer and withdrawal rights expired at 12:00 midnight, New York City time, at the end of the day on December 16, 2015 (the “Expiration Date”). Citibank, N.A. (the “Depositary”) has advised that, as of 12:00 midnight, New York City time, at the end of the day on the Expiration Date, 21,948,939 Shares had been validly tendered (excluding all Shares delivered pursuant to guaranteed delivery instructions for which certificates have not yet been delivered) and not properly withdrawn pursuant to the Offer, representing approximately 86.6% of the outstanding Shares on a fully diluted basis as of the Expiration Date. In addition, Notices of Guaranteed Delivery had been delivered for 984,853 Shares, representing approximately 3.9% of the outstanding Shares on a fully diluted basis as of the Expiration Date. The number of Shares validly tendered (excluding all Shares delivered pursuant to guaranteed delivery instructions for which certificates have not yet been delivered) and not properly withdrawn pursuant to the Offer satisfies the Minimum Condition.

All conditions to the Offer having been satisfied or waived, on December 17, 2015, Purchaser accepted for payment all Shares validly tendered and not properly withdrawn prior to the Expiration Date (the “Acceptance Time”), and payment of the Offer Price for such Shares will be made promptly.

Following expiration of the Offer and acceptance for payment of the Shares, Parent completed its acquisition of ZS Pharma by consummating the Merger pursuant to the terms of the Merger Agreement and without a meeting of stockholders of ZS Pharma in accordance with Section 251(h) of the DGCL. At the Merger Effective Time, Purchaser was merged with and into ZS Pharma, with ZS Pharma continuing as the Surviving Corporation and a wholly owned subsidiary of Parent. Each outstanding Share (other than Shares held by ZS Pharma, any of its subsidiaries, Parent, Purchaser, any other subsidiary of Parent, or any stockholders who have properly exercised their appraisal rights under Section 262 of the DGCL) was converted into the right to receive, in cash and without interest, less any required withholding taxes, an amount equal to the Offer Price. The Shares will no longer be listed on The NASDAQ Global Market.

On December 17, 2015, the Ultimate Parent issued a press release relating to the expiration of the Offer and the anticipation of consummating the Merger. The press release is attached as Exhibit (a)(5)(vii) hereto, and is incorporated herein by reference.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit thereto:

Exhibit Number	Description
(a)(5)(vii)	Press Release issued by AstraZeneca PLC on December 17, 2015.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: December 17, 2015

ZANZIBAR ACQUISITION CORP.

By:	/s/ David E. White
	Name:	David E. White
	Title:	Director

ZENECA INC.

By:	/s/ David E. White
	Name:	David E. White
	Title:	Director

ASTRAZENECA PLC

By:	/s/ Marc Dunoyer
	Name:	Marc Dunoyer
	Title:	Director

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)*	Offer to Purchase, dated as of November 18, 2015.

(a)(1)(ii)*	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(iii)*	Notice of Guaranteed Delivery.

(a)(1)(iv)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)*	Summary Advertisement as published in the Wall Street Journal on November 18, 2015.

(a)(5)(i)	Press release issued by AstraZeneca PLC dated November 6, 2015 (incorporated by reference to Exhibit 99.1 of the Zeneca, Inc. Pre-Commencement Communication on Schedule TO filed with the Commission on November 6, 2015).

(a)(5)(ii)	Email sent by Pascal Soriot, CEO of AstraZeneca PLC, to ZS Pharma, Inc. employees dated November 6, 2015 (incorporated by reference to Exhibit 99.2 of the Zeneca, Inc. Pre-Commencement Communication on Schedule TO filed with the Commission on November 6, 2015).

(a)(5)(iii)	Investor Relations presentation regarding the acquisition of ZS Pharma, Inc. dated November 6, 2015 (incorporated by reference to Exhibit 99.3 of the Zeneca, Inc. Pre-Commencement Communication on Schedule TO filed with the Commission on November 6, 2015).

(a)(5)(iv)	Key messages and Q&A regarding acquisition of ZS Pharma, Inc. dated November 6, 2015 (incorporated by reference to Exhibit 99.4 of the Zeneca, Inc. Pre-Commencement Communication on Schedule TO filed with the Commission on November 6, 2015).

(a)(5)(v)	Presentation given by Pascal Soriot, CEO of AstraZeneca PLC, to ZS Pharma, Inc. employees on November 10, 2015 (incorporated by reference to Exhibit 99.1 of the Zeneca, Inc. Pre-Commencement Communication on Schedule TO filed with the Commission on November 10, 2015).

(a)(5)(vi)	Transcript of video regarding AstraZeneca PLC’s strategy, as included on slide 26 in the presentation attached as Exhibit 99.1 (incorporated by reference to Exhibit 99.2 of the Zeneca, Inc. Pre-Commencement Communication on Schedule TO filed with the Commission on November 10, 2015).

(a)(5)(vii)*	Press Release issued by AstraZeneca PLC on December 17, 2015.

(b)	Not applicable.

(c)	Not applicable.

(d)(1)	Agreement and Plan of Merger dated November 5, 2015, among ZS Pharma, Inc., Zeneca, Inc. and Zanzibar Acquisition Corp. (incorporated by reference to Exhibit 1 to the Zeneca, Inc. Beneficial Ownership Report on Schedule 13D filed with the Commission on November 13, 2015).

(d)(2)*	Amendment No. 1 to the Merger Agreement, dated as of November 17, 2015, by and among ZS Pharma, Zeneca, Inc. and Zanzibar Acquisition Corp.

(d)(3)*	Confidentiality Agreement dated August 23, 2015, between ZS Pharma, Inc. and AstraZeneca Pharmaceuticals LP.

(d)(4)	Form of Tender and Support Agreement dated November 5, 2015, among Zeneca, Inc., Zanzibar Acquisition Corp. and each of the persons set forth on Schedule A thereto (incorporated by reference to Exhibit 2 to the Zeneca, Inc. Beneficial Ownership Report on Schedule 13D filed with the Commission on November 13, 2015).

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith